BLACKWELL  Eric J. Gervais     4801 MAIN STREET        DIRECT LINE        FAX
SANDERS    Associate           SUITE 1000              (816) 983-8362     (816) 983-8080
LLP                            KANSAS CITY, MO  64112
           EMAIL ADDRESS                               TELEPHONE          WEBSITE ADDRESS
           egervais@blackwellsanders.com               (816) 983-8000     www.blackwellsanders.com

                                February 19, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Larry L. Greene, Senior Counsel

     Re:  Tortoise Energy Capital Corporation (the "Company")

Dear Larry:

     Today the Company  filed via EDGAR a shelf  Registration  Statement on Form
N-2 (the  "Registration  Statement")  under the  Securities  Act of 1933 and the
Investment  Company Act of 1940.  The purpose of this filing is to register  the
Company's  common stock,  preferred  stock and debt securities for offering from time to time by the Company or certain  stockholders of the Company. The Company intends to use the  proceeds  from any  offering  pursuant  to the  Registration
Statement for investment purposes,  to retire all or a portion of any debt under its unsecured credit facility,  to retire or redeem other senior securities,  or for working capital purposes.

     On  February  12,  2008,   the   Company's   affiliate,   Tortoise   Energy
Infrastructure  Corporation ("TYG"), had declared effective a shelf Registration
Statement registering its common stock,  preferred stock and debt securities for offering from time to time by TYG or certain of its stockholders (the "TYG Shelf
Registration Statement").  You were the Securities and Exchange Commission staff member who  reviewed  the TYG Shelf  Registration  Statement.  The  Registration
Statement  contains  disclosure that it is nearly identical to that contained in the TYG Shelf Registration  Statement.  The only substantive  differences in the disclosure  contained in the  Registration  Statement  are  attributable  to the slightly different investment policies of TYG and the Company.

     Due to the  similarities  in the disclosure  contained in the  Registration
Statement and the TYG Shelf  Registration  Statement,  we are hereby  requesting selective  review of the Registration  Statement.  We are not aware of any novel issues  or  disclosure  items  requiring  the  attention  of  the  staff  in the
Registration Statement.

February 19, 2008

     Please call the  undersigned  at (816)  983-8362  or Steve  Carman at (816)
983-8153 with any questions you may have.

                                       Sincerely,

                                       /s/ Eric J. Gervais

EJG

cc:  Dave Schulte, Tortoise Capital Advisors, LLC
     Terry Matlack, Tortoise Capital Advisors, LLC
     Diane Bono, Tortoise Capital Advisors, LLC